Aquacell Water, Inc.

NEWS RELEASE

For release April 12, 2007 - 8:00am Eastern Time     Contact: Karen Laustsen
                                                              (909) 987-0456


            Aquacell Water Signs Definitive Stock Purchase Agreement
                  For The Acquisition Of McPhee Environmental


Rancho Cucamonga, CA - April 12, 2007 - Aquacell Water, Inc. (AQWT.PK) announced today that it has executed the definitive Stock Purchase Agreement for the acquisition of McPhee Environmental, a competitor of Aquacell Water in the arsenic removal sector of the water treatment industry.

McPhee, established in 1983, provides full turnkey services for engineering, design, permitting, construction and installation of arsenic removal systems. McPhee also provides water and wastewater treatment services, spill cleanup and spill prevention products.

"Finalizing this acquisition is an important step for Aquacell Water," said Kevin Spence, Aquacell's President. "Having the McPhee sales force combined with Aquacell's existing business and the addition of our new Chief Operating Officer, Jim Knoll, positions us to execute our strategy of expanding sales nationally in arsenic removal and other areas of the water treatment industry."

George Armstrong, President of McPhee said, "Aquacell Water has established itself as a leader in arsenic removal utilizing titanium-based media. Aquacell provides us the necessary resources to allow us to capture additional market share at this critical time of increasing market demand for the treatment of arsenic laden water." Mr. Armstrong concluded, "We simply needed the resources of a public company in order to be able to expand in ways not available to us prior to the acquisition."

Brighton Capital Ltd. of Los Angeles, CA assisted and advised Aquacell Water in connection with the acquisition of McPhee. Brighton Capital has also been retained by Aquacell Water to identify other possible acquisition candidates in the water treatment industry.


About Aquacell Water, Inc.

Aquacell Water, Inc. headquartered in Rancho Cucamonga, CA, designs turnkey water filtration and purification systems for municipal, industrial, commercial, and institutional applications around the world. The Company specializes in arsenic removal systems. Aquacell's services include evaluation, design, engineering, manufacturing, installation, training and service.

For more information about Aquacell, visit www.aquacellwater.com.